Exhibit 99.1

Constellium Reports First Quarter 2023 Results

Paris, April 26, 2023 – Constellium SE (NYSE: CSTM) today reported results for the first quarter ended March 31, 2023.

First quarter 2023 highlights:

•	Shipments of 389 thousand metric tons, down 3% compared to Q1 2022

•	Revenue of €2.0 billion, down 1% compared to Q1 2022

•	Value-Added Revenue (VAR) of €754 million, up 16% compared to Q1 2022

•	Net income of €22 million compared to net income of €179 million in Q1 2022

•	Adjusted EBITDA of €166 million, down 1% compared to Q1 2022

•	Cash from Operations of €34 million and Free Cash Flow of €(34) million

•	Net debt / LTM Adjusted EBITDA of 2.8x at March 31, 2023

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Our team delivered solid first quarter results on strong demand across several end markets and solid execution despite significant inflationary pressures. A&T delivered record quarterly Adjusted EBITDA, and AS&I delivered record first quarter Adjusted EBITDA. Looking across our end markets, the recovery in aerospace continued with shipments up over 50% compared to last year. Automotive demand also continued to improve with higher shipments in both rolled and extruded products. Packaging shipments were down in the quarter as demand softened, and we continued to experience weakness in certain industrial markets. Lastly, Free Cash Flow was in line with our expectations at negative €34 million and we maintained our leverage at 2.8x.”

Mr. Germain concluded, “While uncertainties persist on the macroeconomic and geopolitical fronts, we like our end market positioning and we are optimistic about our prospects for the remainder of this year and beyond. Based on our current outlook, we are raising our guidance and expect Adjusted EBITDA in the range of €650 million to €680 million and Free Cash Flow in excess of €125 million in 2023. We also remain confident in our ability to deliver on our long-term target of Adjusted EBITDA over €800 million in 2025. Our focus is on executing our strategy, driving operational performance, generating Free Cash Flow, achieving our ESG objectives and increasing shareholder value.”

Group Summary

	Q1 2023	Q1 2022	Var.
Shipments (k metric tons)	389	401	(3)%
Revenue (€ millions)	1,956	1,979	(1)%
VAR (€ millions)	754	652	16%
Net income (€ millions)	22	179	n.m.
Adjusted EBITDA (€ millions)	166	167	(1)%
Adjusted EBITDA per metric ton (€)	426	417	2%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the first quarter of 2023, shipments of 389 thousand metric tons decreased 3% compared to the first quarter of 2022 mostly due to lower shipments in the P&ARP segment. Revenue of €2.0 billion decreased 1% compared to the first quarter of the prior year primarily due to lower metal prices mostly offset by improved price and mix. VAR of €754 million increased 16% compared to the first quarter of the prior year primarily due to improved price and mix, partially offset by unfavorable metal costs due to inflation. Net income of €22 million decreased €157 million compared to net income of €179 million in the first quarter of 2022. Adjusted EBITDA of €166 million decreased 1% compared to the first quarter of last year as stronger results in our A&T and AS&I segments were more than offset by weaker results in our P&ARP segment.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q1 2023	Q1 2022	Var.
Shipments (k metric tons)	259	276	(6)%
Revenue (€ millions)	1,030	1,168	(12)%
Adjusted EBITDA (€ millions)	55	82	(33)%
Adjusted EBITDA per metric ton (€)	213	296	(28)%

For the first quarter of 2023, Adjusted EBITDA decreased 33% compared to the first quarter of 2022 as a result of lower shipments and higher operating costs mainly due to inflation, operating challenges at our Muscle Shoals facility and unfavorable metal costs, partially offset by improved price and mix. Shipments of 259 thousand metric tons decreased 6% compared to the first quarter of the prior year due to lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. Revenue of €1.0 billion decreased 12% compared to the first quarter of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

Aerospace & Transportation (A&T)

	Q1 2023	Q1 2022	Var.
Shipments (k metric tons)	58	55	6%
Revenue (€ millions)	452	385	17%
Adjusted EBITDA (€ millions)	73	53	37%
Adjusted EBITDA per metric ton (€)	1,246	961	30%

For the first quarter of 2023, Adjusted EBITDA increased 37% compared to the first quarter of 2022 primarily due to higher shipments and improved price and mix, partially offset by higher operating costs mainly due to inflation and production increases. Shipments of 58 thousand metric tons increased 6% compared to the first quarter of the prior year on higher shipments of aerospace rolled products, partially offset by lower shipments of transportation, industry and defense (TID) rolled products. Revenue of €452 million increased 17% compared to the first quarter of 2022 primarily due to higher shipments and improved price and mix, partially offset by lower metal prices.

Automotive Structures & Industry (AS&I)

	Q1 2023	Q1 2022	Var.
Shipments (k metric tons)	72	70	3%
Revenue (€ millions)	483	459	5%
Adjusted EBITDA (€ millions)	43	37	17%
Adjusted EBITDA per metric ton (€)	599	520	15%

For the first quarter of 2023, Adjusted EBITDA increased 17% compared to the first quarter of 2022 primarily due to improved price and mix partially offset by higher operating costs mainly due to inflation. Shipments of 72 thousand metric tons increased 3% compared to the first quarter of the prior year due to higher shipments of automotive extruded products, partially offset by lower other extruded product shipments. Revenue of €483 million increased 5% compared to the first quarter of 2022 primarily due to improved price and mix, partially offset by lower metal prices.

Net Income

For the first quarter of 2023, net income of €22 million compares to net income of €179 million in the first quarter of the prior year. The decrease in net income is primarily related to unfavorable changes in gains and losses on derivatives mostly related to our metal hedging positions and lower gross profit, partially offset by lower tax expense.

Cash Flow

Free Cash Flow was €(34) million in the first quarter of 2023 compared to €26 million in first quarter of 2022. The change was primarily due to increased capital expenditures and an unfavorable change in working capital.

Cash flows from operating activities were €34 million for the first quarter of 2023 compared to cash flows from operating activities of €58 million in the first quarter of the prior year. Constellium decreased derecognized factored receivables by €4 million for the first quarter of 2023 compared to an increase of €5 million in the prior year.

Cash flows used in investing activities were €68 million for the first quarter of 2023 compared to cash flows used in investing activities of €32 million in the prior year.

Cash flows from financing activities were €61 million for the first quarter of 2023 compared to cash flows used in financing activities of €14 million in the prior year.

Liquidity and Net Debt

Liquidity at March 31, 2023 was €688 million, comprised of €193 million of cash and cash equivalents and €495 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,907 million at March 31, 2023 compared to €1,891 million at December 31, 2022.

Outlook

Based on our current outlook, we expect Adjusted EBITDA in the range of €650 million to €680 million in 2023.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the Russian war on Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €8.1 billion of revenue in 2022.

Constellium’s earnings materials for the first quarter ended March 31, 2023, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2023	2022
Revenue	1,956	1,979
Cost of sales	(1,795)	(1,762)

Gross profit	161	217

Selling and administrative expenses	(71)	(68)
Research and development expenses	(13)	(11)
Other gains and losses - net	(15)	110

Income from operations	62	248

Finance costs - net	(35)	(30)

Income before tax	27	218

Income tax expense	(5)	(39)

Net income	22	179

Net income attributable to:
Equity holders of Constellium	20	177
Non-controlling interests	2	2

Net income	22	179

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.14	1.25
Diluted	0.14	1.20

Weighted average number of shares,
(in thousands)
Basic	144,302	141,677
Diluted	147,312	147,525

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2023	2022
Net income	22	179

Other comprehensive (loss) / income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(1)	76
Income tax on remeasurement on post-employment benefit obligations	1	(13)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	3	(2)
Income tax on cash flow hedges	(1)	1
Currency translation differences	(13)	11

Other comprehensive (loss) / income	(11)	73

Total comprehensive income	11	252

Attributable to:
Equity holders of Constellium	10	250
Non-controlling interests	1	2

Total comprehensive income	11	252

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At March 31, 2023	At December 31, 2022
Assets
Current assets
Cash and cash equivalents	193	166
Trade receivables and other	770	539
Inventories	1,229	1,320
Other financial assets	29	31

	2,221	2,056

Non-current assets
Property, plant and equipment	2,001	2,017
Goodwill	469	478
Intangible assets	51	54
Deferred tax assets	243	271
Trade receivables and other	46	43
Other financial assets	5	8

	2,815	2,871

Assets of disposal group classified as held for sale	—	14

Total Assets	5,036	4,941

Liabilities
Current liabilities
Trade payables and other	1,544	1,467
Borrowings	219	148
Other financial liabilities	44	41
Income tax payable	17	16
Provisions	19	21

	1,843	1,693

Non-current liabilities
Trade payables and other	42	43
Borrowings	1,880	1,908
Other financial liabilities	12	14
Pension and other post-employment benefit obligations	400	403
Provisions	90	90
Deferred tax liabilities	4	28

	2,428	2,486

Liabilities of disposal group classified as held for sale	—	10

Total Liabilities	4,271	4,189

Equity
Share capital	3	3
Share premium	420	420
Retained earnings and other reserves	321	308

Equity attributable to equity holders of Constellium	744	731
Non-controlling interests	21	21

Total Equity	765	752

Total Equity and Liabilities	5,036	4,941

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
At January 1, 2023	3	420	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	20	20	2	22
Other comprehensive income / (loss)	—	—	—	2	(12)	—	—	(10)	(1)	(11)

Total comprehensive income / (loss)	—	—	—	2	(12)	—	20	10	1	11

Share-based compensation	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)

At March 31, 2023	3	420	28	(8)	29	104	168	744	21	765

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non- controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	177	177	2	179
Other comprehensive income / (loss)	—	—	63	(1)	11	—	—	73	—	73

Total comprehensive income / (loss)	—	—	63	(1)	11	—	177	250	2	252

Share-based compensation	—	—	—	—	—	4	—	4	—	4
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2022	3	420	(31)	(5)	30	87	24	528	19	547

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2023	2022
Net income	22	179
Adjustments
Depreciation and amortization	72	66
Pension and other post-employment benefits service costs	6	5
Finance costs - net	35	30
Income tax expense	5	39
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net	8	(58)
Losses on disposal	6	1
Other - net	3	4
Change in working capital
Inventories	78	(256)
Trade receivables	(217)	(210)
Trade payables	84	320
Other	(17)	(16)
Change in provisions	(1)	(2)
Pension and other post-employment benefits paid	(10)	(11)
Interest paid	(34)	(29)
Income tax paid	(6)	(4)

Net cash flows from operating activities	34	58

Purchases of property, plant and equipment	(69)	(33)
Property, plant and equipment grants received	1	1

Net cash flows used in investing activities	(68)	(32)

Repayments of long-term borrowings	(3)	(3)
Net change in revolving credit facilities and short-term borrowings	73	—
Lease repayments	(7)	(11)
Other financing activities	(2)	—

Net cash flows from / (used in) financing activities	61	(14)

Net increase in cash and cash equivalent	27	12
Cash and cash equivalents - beginning of year	166	147
Cash and cash equivalents classified as held for sale - beginning of period	1	—
Effect of exchange rate changes on cash and cash equivalents	(1)	1

Cash and cash equivalents - end of period	193	160

SEGMENT ADJUSTED EBITDA

	Three months ended March 31,
(in millions of Euros)	2023	2022
P&ARP	55	82
A&T	73	53
AS&I	43	37
Holdings and Corporate	(5)	(5)

Total	166	167

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended March 31,
(in k metric tons)	2023	2022
Packaging rolled products	183	206
Automotive rolled products	70	59
Specialty and other thin-rolled products	6	11
Aerospace rolled products	25	16
Transportation, industry, defense and other rolled products	33	39
Automotive extruded products	34	30
Other extruded products	38	40

Total shipments	389	401

(in millions of Euros)
Packaging rolled products	685	852
Automotive rolled products	304	263
Specialty and other thin-rolled products	41	53
Aerospace rolled products	253	143
Transportation, industry, defense and other rolled products	199	242
Automotive extruded products	260	226
Other extruded products	223	233
Other and inter-segment eliminations	(9)	(33)

Total revenue	1,956	1,979

NON-GAAP MEASURES

Reconciliation of Revenue to VAR (a non-GAAP measure)

	Three months ended March 31,
(in millions of Euros)	2023	2022
Revenue	1,956	1,979
Hedged cost of alloyed metal	(1,211)	(1,227)
Revenue from incidental activities	(7)	(6)
Metal price lag	16	(94)

VAR	754	652

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended March 31,
(in millions of Euros)	2023	2022
Net income	22	179
Income tax expense / (benefit)	5	39

Income before tax	27	218
Finance costs - net	35	30

Income from operations	62	248
Depreciation and amortization	72	66
Unrealized losses / (gains) on derivatives	8	(57)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities - net	(1)	(1)
Share based compensation costs	3	4
Metal price lag (A)	16	(94)
Losses on disposal	6	1

Adjusted EBITDA	166	167

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended March 31,
(in millions of Euros)	2023	2022
Net cash flows from operating activities	34	58
Purchases of property, plant and equipment, net of grants received	(68)	(32)

Free Cash Flow	(34)	26

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At March 31, 2023	At December 31, 2022
Borrowings	2,099	2,056
Fair value of net debt derivatives, net of margin calls	1	1
Cash and cash equivalents	(193)	(166)

Net debt	1,907	1,891

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

Value-Added Revenue (“VAR”) is defined as revenue, excluding revenue from incidental activities, minus cost of metal which includes, cost of aluminium adjusted for metal lag, cost of other alloying metals, freight out costs, and realized gains and losses from hedging. Management believes that VAR is a useful measure of our activity as it eliminates the impact of metal costs from our revenue and reflects the value-added elements of our activity. VAR eliminates the impact of metal price fluctuations which are not under our control and which we generally pass-through to our customers and facilitates comparisons from period to period. VAR is not a presentation made in accordance with IFRS and should not be considered as an alternative to revenue determined in accordance with IFRS.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, net of grants received. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.